March 13, 2015

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, DC 20549

Re:	Kennametal Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed August 13, 2014
Form 10-Q for the Quarter Ended December 31, 2014
Filed February 3, 2015
File Number: 001-05318

Dear Mr. Vaughn:

In response to your February 27, 2015 letter containing comments regarding the above-referenced Exchange Act filings, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following each comment.

Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact me at 724-539-5826.

Sincerely,

/s/ Martha Fusco

Martha Fusco
Interim Chief Financial Officer
Vice President Finance and Corporate Controller

Mr. Kevin L. Vaughn
March 13, 2015

Form 10-K for the Fiscal Year Ended June 30, 2014

Note 11. Income Taxes, page 45

1.
We note that in 2014, you recorded a charge of $7.2 million relating to undistributed foreign earnings of a particular subsidiary that you no longer considered permanently reinvested. We note that you continue to consider your other undistributed foreign earnings to be permanently reinvested. Please clarify for us the reasons for the repatriation of certain foreign earnings during the period. In this regard, please also clarify if the reference to the potential repatriation of foreign earnings in your January 29, 2015 conference call is related to the charge recorded in 2014 or if it is a separate repatriation of foreign earnings.

Response
The repatriation disclosed in our fiscal year 2014 filing was from our subsidiary in Israel. On November 5, 2012, the Israeli government enacted legislation designed to encourage companies to repatriate their accumulated exempt undistributed profits by providing discounted corporate tax rates for one year, commencing with the official publication of the new legislation (the relief period), expiring in November 2013. After considerable deliberation of the merits of a repatriation, including the opportunity to reduce debt incurred to fund the Tungsten Materials Business acquisition, we determined during the second quarter of fiscal year 2014 that it was a prudent business decision to take advantage of this law change. Under this legislation, we repatriated $57 million and recorded a tax provision of $7.2 million. This temporary tax incentive provided a savings of approximately $1.4 million compared to the cost that would have been incurred without the legislation. We would not have executed the repatriation without the tax incentive.

The potential repatriation of foreign earnings referenced in our January 29, 2015 conference call is a separate repatriation that is currently under consideration and is unrelated to the 2014 repatriation. As a complex multinational entity, we continually evaluate our current year earnings and cash generation, along with our global sources and needs of cash in order to efficiently deploy funding. While alternatives were being considered prior to the January earnings call, as of our fiscal 2015 second quarter filing, no foreign repatriations of accumulated earnings were required to meet any global cash needs. Therefore, we believe we have the ability and intent to indefinitely reinvest our foreign earnings, and accordingly, as of the second quarter, we have not made a change in our assertion related to the realization of an outside basis difference with respect to our unremitted foreign earnings.

Note 19. Segment Data, page 37

2.
We note that you have two reportable operating segments: Industrial and Infrastructure. We note that you have a number of different product groupings and that you serve a number of diverse markets. We also note that in the quarter ended December 31, 2014 you recorded a significant goodwill impairment charge relating to a portion of your Infrastructure reportable segment. Finally, we note that in 2013 you completed a significant acquisition and it appears you are still in the process of integrating that business into your existing business. Please provide us with additional details to help us understand how you have considered the guidance in FASB ASC 280. Specifically discuss the following:

Tell us how many operating segments you concluded you have based on the guidance in FASB ASC 280-10-50-1. Provide us with your analysis that supports that conclusion.

Response
Based on consideration of the guidance in FASB ASC 280, we have concluded that the Company has two operating segments: Industrial and Infrastructure. Each of them engage in business activities from which they earn revenues and incur expenses, have operating results that are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to the segments and assess their performance and have discrete financial information available. As the Company’s corporate headquarters does not earn revenues, it is not an operating segment. The Company’s acquisition completed in 2013 has been integrated into each of the Industrial and Infrastructure segments, as applicable. Given the integration status of that acquired business into our current operating segments, minimal discrete financial data is available for that acquired business and therefore does not meet the criteria for an operating segment as defined in ASC 280-10-50-1.

Mr. Kevin L. Vaughn
March 13, 2015

The financial and business information provided to the CODM is at the consolidated company level and primarily at the operating segment level, as well as certain other key financial information. However, the decisions of the CODM regarding resource allocations or performance evaluation are made at the segment level. Although segment management reviews certain other key financial information at a more detailed level, the CODM's business decisions are determined at the Infrastructure and Industrial Segment levels such as capital expenditures, restructuring decisions and potential acquisitions. The Board of Directors receives consolidated company financial results and information at the Infrastructure and Industrial Segment level. No further information beyond the segment level is provided to the Board of Directors.

Identify for us your chief operating decision maker and provide us with your analysis that supports that conclusion. Refer to FASB ASC 280-10-50-5.

Response
Based on consideration of the guidance in ASC 280-10-50-5, the Company has identified the President and Chief Executive Officer (CEO) as the chief operating decision maker. This individual is responsible for assessing the Company’s performance and allocating Company resources, which is performed at the Industrial and Infrastructure Segment level. The Company’s segment management functions are performed by its Industrial Business Segment Leader and its Infrastructure Business Segment Leader, both of whom report directly to the CEO. The CEO holds these two Business Segment Leaders accountable for the results of their respective segments. Business Segment Leaders regularly present to the CEO the operating activities, financial results, forecasts and plans for their respective segments to assist the CEO in his role as the chief operating decision maker.

If either of your reportable segments results from the aggregation of two or more operating segments, provide us with your analysis of how you considered the aggregation criteria outlined in FASB ASC 280-10-50-11.

Response
As neither of our reportable segments result from the aggregation of two or more operating segments, consideration of the aggregation criteria in FASB ASC 280-10-50-11 is not applicable. The Company acknowledges this comment, and in future filings beginning with its Form 10-Q for the quarter ended March 31, 2015, we will enhance our disclosure in the discussion of segment data by disclosing that our reportable segments are defined as our operating segments.

In light of the different products described in the filing, including those listed on pages 10 and 11, tell us how you have considered FASB ASC 280-10-50-40 and why you ultimately concluded that such disclosure is not required.

Response
Our discussion of the financial results from period to period is provided by product end market within the Management Discussion and Analysis of the Company's filings, as this is the same basis on which the Company internally analyzes its financial results. End market data we believe is more useful to our financial statement users and it should be noted that end market data does not necessarily line up with product information as products can cross over several end market groups. Further in 2014, the Company had over 251,000 products that were supplied to over 38,000 customers, and no single product contributed more than one percent of the Company’s total net sales. As a result of the breadth and diversity of our products, it is impracticable for the Company to report revenue by product or product group. The Company acknowledges this comment, and in future filings beginning with its Form 10-K for the year ended June 30, 2015, we will enhance our segment footnote to disclose that it is impracticable to provide revenue information by product.

Form 10-Q for the Quarter Ended December 31, 2014

Note 18. Goodwill and Other Intangible Assets, page 18

3.
We note your disclosures here that you recognized a $375 million goodwill impairment loss related to your Infrastructure segment. Please explain to us in more detail how you determined the amount of goodwill impairment. Explain in greater detail the “other factors” that you reference in your disclosures regarding the impairment charge.

Mr. Kevin L. Vaughn
March 13, 2015

Response
The $375 million preliminary goodwill impairment loss related to our Infrastructure reporting unit was triggered by the decline in our share price in the late-November through December time frame, which indicated a decline in the market capitalization of the Company used in the most recent impairment test. The decline in our share price, as well as the severe downturn in the global Infrastructure markets in the December quarter, resulted in a step one impairment test for all reporting units, as required by U.S. GAAP, using a blended approach to calculate business enterprise value. Consistent with our annual impairment testing, this calculation equally weights the outcome of the Income Approach, which utilizes a discounted cash flow analysis to measure the value of the Company by the present value of its future economic benefits and a Market Approach, which measures the value of a company through the analysis of recent sales of comparable companies, as traded in the public markets. This calculated business enterprise value was compared to the carrying amount of the Infrastructure reporting unit and a potential impairment was identified. No potential impairment was identified for our Industrial reporting unit.

Once the potential impairment for the Infrastructure reporting unit was identified during our step one analysis, the Company proceeded to step two where it considered the fair value of the Infrastructure reporting unit assets and liabilities that were both recognized and unrecognized. As a result of this more detailed analysis, it was determined a preliminary impairment charge of approximately $375 million existed. As disclosed in our fiscal year 2015 second quarter Form 10-Q the measurement of the impairment loss is preliminary and subject to finalization of fair values related to intangibles and property, plant and equipment, with any adjustment to that estimated loss resulting from the completion of the two step analysis.

As disclosed in our fiscal year 2015 second quarter Form 10-Q, late in the December quarter, the Company experienced an abrupt change in customer demand in the oil and gas markets that is expected to continue into the foreseeable future, coupled with the severe and persistent decline in the earthworks markets. In view of the severe downturn in the global Infrastructure markets in the December quarter, we made an assessment of the possible impairment of the goodwill and other long-lived assets of our Infrastructure reporting unit. As a result of this assessment, we determined that the magnitude and duration of the economic downturn of the Infrastructure end markets, as well as other factors, necessitated an interim impairment test of our Infrastructure reporting unit. Detailed herein are the “other factors” referenced in the Company’s fiscal year 2015 second quarter Form 10-Q disclosures regarding the preliminary impairment charge:

•
The Company considered the overall financial performance of the Infrastructure reporting unit; there had been a significant decline in the Company’s planned revenue and earnings forecast for the Infrastructure reporting unit, as well as, a material decline from the prior year Infrastructure reporting unit results. Revenues for the Infrastructure reporting unit in the second quarter fiscal year 2015 missed the annual plan by approximately 13 percent and missed the second quarter rolling plan update by approximately 7 percent, and revenues had declined by approximately 2 percent when compared to the prior year second quarter. In addition, there was an anticipated decline in the rolling plan that was beginning to be compiled in late December for the remainder of the fiscal year.

•
The Company considered events effecting a reporting unit such as change in composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of reporting unit, and the testing for recoverability of a significant asset group within reporting unit. During the fiscal year 2015 second quarter, the Company began exploring strategic alternatives within the Infrastructure reporting unit as disclosed in our fiscal year 2015 second quarter Form 10-Q. The evaluation of strategic alternatives during the second quarter was performed with support from a third party adviser, with their preliminary results confirming that the value of the Infrastructure reporting unit had declined, taking into consideration the current and foreseeable market conditions in the oil and gas markets, as well as the mining end markets.

•
The Company considered a sustained trend of decrease in the Company’s share price with the early December closing price down almost 25 percent from our fiscal year end June 30, 2014 share price and by mid-January further declines in share price from our June 30, 2014 fiscal year end by approximately 30 percent.

The Company will enhance our discussion of these “other factors” in future filings beginning with its Form 10-Q for the quarter ended March 31, 2015.

Mr. Kevin L. Vaughn
March 13, 2015

Kennametal, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC

By:	/s/ Martha Fusco
Name:	Martha Fusco
Title:	Interim Chief Financial Officer
Vice President Finance and Corporate Controller
Date:	March 13, 2015